First Amendment Agreement to Production Sharing Agreement

Between

Ministry of Oil and Mineral Resources

And

Ansan Wikfs (Hadramaut) Ltd of (Cayman Islands), Norsk Hydro Yemen a.s of (Oslo, Norway), DNO ASA of (Oslo, Norway) and Transglobe Energy Corporation of (British Columbia, Canada);

This First Amendment Agreement is made and entered into in Sana'a on the day of 22nd Rabi'a Al-Thani 1420 H, Corresponding to the 4th August 1999, Between:

1) Ministry of Oil and Mineral Resources of the Republic of Yemen hereinafter referred to as (the "Ministry "or " MOMR").

2) Ansan Wikfs (Hadramaut) Ltd of (Cayman Islands), Norsk Hydro Yemen a.s of (Oslo, Norway), DNO ASA of (Oslo, Norway), and Transglobe Energy Corporation of (British Columbia, Canada), Jointly are hereinafter referred to collectively as ("CONTRACTOR") and represented herein by DNO ASA (The "Operator").

WHEREAS the MINISTRY and the CONTRACTOR are Parties to a certain Production Sharing Agreement ("PSA") made and entered into in Sana'a on the 16th day of Rabi'a Awal 1412 H corresponding to the 24th day of September 1991, and approved by the Law issued by the Republican Resolution no. 18 for the Year 1992.

WHEREAS, on currently available technical and economic evaluation data for The Agreement Area, Block 32 ((HOWARIME), Hadramaut Governorate, ROY) the Parties hereto agree that the development potential of Block 32 is marginal.

WHEREAS the MINISTRY and the CONTRACTOR have agreed to amend the PSA in the manner provided in the First Amendment Agreement, approval of which is subject to the Constitutional procedures of the Republic of Yemen.

NOW THEREFORE the Parties herein agree to the following:-

Article (1):

The Parties agree to make the following amendments to the PSA:

a) Royalty Percentage (Article 3.2 of the PSA):

Royalty Percentage is amended to become Three (3%) percent of the total crude oil produced, saved, and not used in Petroleum Operations, for Production rates between Zero (0.00) BBL/day to 25,000 BBL/day only.

For all levels exceeding Twenty Five Thousands (25,000) BBLS/day, the Royalty percentages shall remain Ten (10%) Percent.

b) Cost Oil Percentage (Article 7.1.1 of PSA):

Cost Oil Percentage is amended to become up to Sixty (60%) Percent maximum.

c) Recoverable Rates (Article 7.1.1 of the PSA):

The Recoverable Rates for Exploration and Development Expenditures from maximum Cost Oil percentage allocated for recovery of costs shall be amended to become;

a) Exploration Expenditures: At rate of (50%) per annum.
b) Development Expenditures: At rate of (50%) per annum.

d) Production Sharing Oil (Article 7.2 of the PSA)

The percentages with regard to Production Sharing Oil, to be shared and disposed of by MOMR and CONTRACTOR, shall be amended to become;

Monthly Average Daily Net Production	MOMR Share	Contractor Share
Zero BBLS/Day to 25,000 BBLS/day	65%	35%

This Amendment shall not apply to level of Monthly Average daily net Production exceeding 25,000 BBLS/day, to which the original Terms and Provisions of the PSA shall continue to apply.

Article (2):

In case and to the extent that;

a) Proven Recoverable Reserves exceeds Thirty (30) million Barrels, or,

b) Monthly Average Daily Net Production exceeds Twenty Five Thousands (25,000) BBL/Day,

then the amendments described in the Paragraphs: a,b,c, and d of Article (1) of this First Amendment Agreement above, shall cease to apply and the original Terms of Articles (3.2, 7.1.1 and 7.2) of the PSA shall prevail and continue to apply.

The MINISTRY and the CONTRACTOR will jointly ask an independent company with international oil and gas experience (as mutually agreed) to perform the reserve calculation .

The first certification of Proven Recoverable Reserves should be available before the start of commercial production.

The definition of Proven Recoverable Reserves shall be the same as that used by the Securities and Exchange Commission in their regulations. The evaluation of Proven Recoverable Reserves will be revised at the end of each two (2) Year period commencing with the date of the first crude oil production.

The costs of carrying out the Proven Recoverable Reserves evaluations shall be born by the CONTRACTOR which costs shall be fully recoverable according to the PSA.

Article (3):

Except as provided in Paragraphs: a, b, c, and d of Article (1) of this First Amendment Agreement, all Terms, Conditions and Provisions of the PSA and its Annexes will remain in full legal force and effect.

MHN

Article (4):

Terms written with capital letters, in this First Amendment Agreement, shall have the same meaning as defined in the PSA.

Article (5):

This First Amendment Agreement is written in the Arabic and English languages both of which shall have equal legal force and effect, provided however, before GOVERNMENT authorities in the ROY The Arabic version shall be referred to in interpreting this Agreement, and in any arbitration proceeding under the PSA the Arabic and English versions shall be referred to in interpreting this First Amendment Agreement.

Article (6):

This First Amendment Agreement shall become effective only from the date of its enactment as a law according to constitutional procedures of the Republic of Yemen.

Signed for and on behalf of the Ministry of Oil and Mineral Resources of the Republic of Yemen.

By: Mohammed Al-Khadem Al-Wajih
Minister of Oil and Mineral Resources

Signature : ____________

Date: 4-8-99

Signed for and on behalf of CONTRACTOR

By: Magne H. Normann
General Manager
DNO Yemen

Signature : ____________

Date: 4/VIII/99

DNO-ASA, YEMEN.
P.O.Box.16133 Sana'a
ROY
Tel. 248457, 243388

DNO ASA Yemen
P.O. Box 16133
Sana'a
Republic of Yemen

Phone
+967-1-248457
+967-1-243388
Fax
+967-1-267761

E Mail:- magne@dnoyemen.com.ye

Fax Transmission

To:	DNO – H Eide/SE Lie Ansan Wikfs – Dr. Don Sheridan Transglobe – Ross Clarkson Norsk Hydro – Per Songstad	**Fax:**	
Cc:		**From:**	Magne H Normann
Cc:		**Date:**	19.9.99
Cc:		**Total pages:**	5

Dear Sirs,

Attached please find the approval of First Amendment of PSA for Block 32 signed by the President and with coverletter issued by Minister of Oil.

Best Regards,

Magne Normann

Translation

REPUBLIC OF YEMEN

Ministry of Legal Affairs and Parliament Affairs

Republican Resolution for the Law No. 42 for the year 1999 approving the First Amendment of the PSA between MOMR and the Norwegian (DNO), the (operator) on behalf of the contractor of Block 32 (Howarime, Governorate of Hadramaut)

The President.

According to the Constitution of the Republic of Yemen.

And according to the Presidential Resolution for the Law No. 18 year 1992 approving the PSA between the Yemen Government and Clyde Expro Company and Norsk Hydro a.s. Company and Orange Nassav Yemen and Ansan Wikfs (Hadramaut) limited in Hadaramaut Governorate.

Resolution

Article (1) We agree to the First Amendment Agreement of the PSA between MOMR and the Norwegian Company (DNO) the (operator) on behalf of the contractor in Block (32) Howarime Governorate of Hadramaut signed in Sana'a city on 22 Rabi Awal 1420 corresponding to August 4, 1999 (and the agreement for this resolution by the law).

Article (2) This resolution is to be valid from the date of issue and circulated on the official paper issued at the Presidential office in Sana'a on: 12 Jumad Awal 1420 corresponding to: 23 August 1999.

Dr. Abdul Karim Al-Iriani	Ali Abdulla Saleh
(Signed)	(Signed)
Prime Minister	President of the Republic

بسم الله الرحمن الرحيم

الجمهورية اليمنية
وزارة الشئون القانونية
وشئون مجلس النواب

قرار جمهوري بالقانون رقم ([illegible]) لسنة ١٩٩٩م
بالموافقة على التعديل الأول لاتفاقية المشاركة في الانتاج بين وزارة النفط والثروات المعدنية وشركة (دي. إن.أو (DNO) النرويجية (المشغل) نيابة عن المقاول في القطاع رقم (٣٢) منطقة (حوارم) محافظة (حضرموت)

رئيس الجمهورية.

بعد الاطلاع على دستور الجمهورية اليمنية.

وعلى القرار الجمهوري بالقانون رقم ( ) لسنة ١٩٩٦م بالموافقة على اتفاقية المشاركة في الانتاج بين حكومة الجمهورية اليمنية وشركة كلايد اكسبروي .ال.سي وشركة نورمك بتروليم .بي وشركة أوراجي ناسوا اليمن .بي.في. وانسان ويكتلس (حضرموت) المحدودة بمحافظة حضرموت.

وعلى القرار الجمهوري بالقانون رقم (٦٦) لسنة ١٩٩٧م بتشكيل الحكومة وتسمية أعضائها.

وبعد موافقة مجلس الوزراء.

قـــــــرر

مادة (١) ووفق على اتفاقية التعديل الأول لاتفاقية المشاركة في الانتاج بين وزارة النفط والثروات المعدنية وشركة (دي .إن.أو (DNO) النرويجية (المشغل) نيابة عن المقاول في القطاع رقم (٣٢) منطقة (حوارم) محافظة حضرموت الموقعة في مدينة صنعاء بتاريخ ٢٦ ربيع الثاني ١٤٢٠هـ الموافق ٩ أغسطس ١٩٩٩م (المرافقة لهذا القرار بقانون).

مادة (٢) يعمل بهذا القرار من تاريخ صدوره وينشر في الجريدة الرسمية.

صدر برئاسة الجمهورية بصنعاء

بتاريخ: ١٢ / جماد أول / ١٤٢٠هـ

الموافق: ٢٣ / أغسطس / ١٩٩٩م

علي عبدالله صالح
رئيس الجمهورية

د. عبدالكريم الارياني
رئيس مجلس الوزراء

Translation

REPUBLIC OF YEMEN

Ministry of Oil and Mineral Resources

To : The General Manager of DNO ASA, Yemen

Attention : Magne Normann

Date : 13/09/99

Our Ref. No. : 62/401

Subject : Approval of First Amendment for PSA Block 32

Dear Sir,

Please find attached a copy of the Presidential Resolution for the Law No. 42 year 1999 approving the First Amendment between the Ministry and the Company on behalf of the contractor for Block 32 (Howarime), Governorate of Hadramaut.

For your attention and necessary action.

Wishing you luck in the execution of all the approved programs and success in your work. Please accept our outmost greetings.

Sincerely,

Mohamed K. Al-Wajih
Minister of Oil and Mineral Resources

CC: Deputy Minister
Chairman PEPB
Chairman Consultative Office
General Legal Affair

بسم الله الرحمن الرحيم

REPUBLIC OF YEMEN
Ministry of Oil
And Mineral Resources

الجمهورية اليمنية
وزارة النفط والثروات المعدنية

Date : .... Our Ref : ....
Your Ref : ....

التاريخ: [illegible] مرجعنا: [illegible]
مرجعكم: ....

السيد / مدير عام شركة دي.إن .أو المحترم

بعد التحية :-

الموضوع: الموافقة على التعديل الأول لاتفاقية المشاركة في الإنتاج قطاع (٣٢)

مرفق لكم نسخة من القرار الجمهوري بالقانون رقم (٤٢) لسنة ٩٩م بالموافقة على التعديل الأول المبرم بين الوزارة والشركة نيابة عن المقاول في القطاع (٣٢)منطقة (حوارم)محافظة (حضرموت)

للاطلاع والعمل بموجبه ..

مع تمنياتنا لكم بالتوفيق في تنفيذ كافة البرامج المعتمدة والنجاح في أعمالكم

وتقبلوا خالص تحياتنا

محمد الخادم الوجيه
وزير النفط والثروات المعدنية

صورة مع التحية :
للأخ/ الوكيل
للأخ/ رئيس الهيئة
للأخ/ رئيس مكتب المستشارين
للأخ/ مدير عام الشئون القانونية

برقياً :مومر، صنعاء - تلكس ٢٢٥٧، - مومر يمن- ص.ب: ٨١، - فاكس ٢٠٢٣١٤، هاتف التحويلة (٢٠٢٣٠٩/٢٠٢٣١٠/٢٠٢٣١٣)
Cable : Momr Sana'a - Tlx :2257 Momr Ye - P.o. Box : (81) Sana'a - Swich Fax: (202314) Tel : (202313 / 202310 / 202309)

BKK 320

Translation from Al Thawra Official Newspaper
Issue No. 12704 Tuesday 24th August 1999, 13th Jumad Al Awol 1420 Hegira

Republican Decree

Saba'a News Agency

First Amendment to the Production Sharing Agreement in Block 32 (Howarime) Hadramout was approved by the Republican Decree Law number 42 of 1999 declared yesterday.

Article (1). First Amendment to the Production Sharing Agreement between DNO ASA, Yemen (the Norwegian Oil Company, operator of Block 32 - Howarime, Hadramout Governorate) was signed in Sana'a on 22nd Rabie Al Thani 1420 H, 14th August 1999. This article is valid from the date issued on the official newspaper.

بسم الله الرحمن الرحيم

REPUBLIC OF YEMEN
Ministry of Oil
And Mineral Resources

الجمهورية اليمنية
وزارة النفط والثروات المعدنية
مكتب الوزير

Date : .... Our Ref : ....
Your Ref : ....

التاريخ: ٢٤/٨/١٩٩٩م مرجعنا: م ن م /١/٢٦/٤٨٣
مرجعكم: ....

السيد / مدير عام شركة دي.إن .أو -أيه .إس. إيه   المحترم

بعد التحية :-

الموضوع : طلب تمديد مرحلة الاستكشاف الحالية
لمدة شهرين في القطاع رقم (32).

إشارة إلى مذكرتكم المؤرخة 17/ يوليو/99م بالمرجع (DNO/MOMR/0042-99) حول الطلب أعلاه ،وحاجتكم لهذه المدة الإضافية لغرض إكمال برنامجكم الخاص بحفر الآبار المتبقية .

وعليه فالوزارة لا تمانع من منحكم التمديد الإضافي للأغراض المشار إليها في مذكرتكم والمتعلقة بإكمال برنامج العمل وذلك لمدة شهرين اعتبارا من 1/أكتوبر /99وحتى 30/ نوفمبر 99م ../

وتقبلوا خالص تحياتنا،،،

محمد الخادم الوجيه
وزير النفط والثروات المعدنية

صورة مع التحية :
للأخ/ الوكيل -مكتب الوزير
للأخ/ رئيس الهيئة
للأخ/ رئيس المستشارين
للأخ/ مدير عام العمليات النفطية
للأخ/ مدير عام الشئون القانونية
للأخ/ مدير عام بمتابعة الوظائف

Translation

REPUBLIC OF YEMEN

Ministry of Oil and Mineral Resources

Minister Office

To : The General Manager of DNO ASA, Yemen

From : Mohammed Khadm Al Wagih
Minister of Oil and Mineral Resources

Date : 14th August 1999

Our Ref No. : WNM 384162

Subject : **Request of Extension Period for Two Months on the Present Exploration Phase of Block 32**

Reference is made to your letter ref. DNO/MOMR/0042-99 dated 17 July 1999 regarding the above subject and your need for extra time to finish your work program and drill the commitment oil wells.

Ministry of Oil and Mineral Resources hereby agree to provide with an extra extension period for two months starting from 1st of October 99 to 30 November 1999.

Best regards,

(Signed and stamped)

Mohammed Khadm Al Wagih
Minister of Oil and Mineral Resources